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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)
                        UNDER THE SECURITIES ACT OF 1934

                                 ---------------
                        DAWSON PRODUCTION SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)

                            MIDLAND ACQUISITION CORP.

                             KEY ENERGY GROUP, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    239423106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JACK D. LOFTIS, JR.
                          TWO TOWER CENTER, 20TH FLOOR
                        EAST BRUNSWICK, NEW JERSEY 08816
                                 (732) 247-4822

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 ---------------

                                 WITH A COPY TO:

                                MICHAEL P. ROGAN
                                C. KEVIN BARNETTE
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                            TELEPHONE: (202) 371-7000

          This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on August 17, 1998 (the "Schedule 14D-1") by Key Energy Group, Inc., a Maryland corporation ("Parent"), and its wholly owned subsidiary, Midland Acquisition Corp., a New Jersey corporation (the "Purchaser"), relating to the Purchaser's tender offer for all outstanding shares of common stock, par value $0.01 per share, including the associated common stock purchase rights, of Dawson Production Services, Inc., a Texas corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 1998 (the "Offer to Purchase"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-1 and the Offer to Purchase. This Amendment also constitutes Amendment No. 6 to the statement on Schedule 13D (as amended, the "Schedule 13D") of Parent and the Purchaser filed on June 15, 1998, as amended by Amendment No. 1 on June 29, 1998, Amendment No. 2 on July 21, 1998, Amendment No. 3 on August 5, 1998, Amendment No.4 on August 11, 1998 and Amendment No. 5 on August 17, 1998. Except as amended and supplemented hereby, the Schedule 14D-1 and the Schedule 13D remain in effect. The item numbers and responses thereto set forth below are in accordance with the requirements of
Schedule 14D-1.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 4 is hereby amended and supplemented by adding the following thereto:

          (b) Commitment Letter from Lehman Brothers. Parent has been provided with a commitment (the "Interim Loan Commitment") by Lehman Commercial Paper Inc. ("Lehman Commercial Paper"), as Administrative Agent and Lehman Brothers Inc. ("Lehman Brothers" and, together with Lehman Commercial Paper, "Lehman"), as exclusive advisor and arranger under the Interim Loan Agreement (as defined below), dated as of August 24, 1998, pursuant to which Lehman Commercial Paper has agreed, upon the terms and conditions set forth in the Interim Loan Commitment, to provide, or cause their affiliates or assignees to provide, Parent with up to $150 million in interim loans (the "Interim Loans"). Under the terms of the Interim Loan Commitment, the Interim Loans may be drawn upon at the time of payment for Shares tendered in the Offer and the funds will be used to purchase Shares validly tendered and pay related fees and expenses. The Interim Loan Commitment provides that Lehman Commercial Paper will have the right to arrange for other banks, financial institutions and other financial investors (together with Lehman Commercial Paper, the "Interim Lenders") to directly provide a portion of the funds constituting the Interim Loans.

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          The obligation of Lehman Commercial Paper and each of the Interim
Lenders to provide the Interim Loans under the Interim Loan Commitment is subject to, among others, the following conditions: (i) the execution and delivery of a definitive loan agreement (the "Interim Loan Agreement") and the execution and delivery of definitive documentation with respect to the New Credit Facility (as defined below) with PNC; (ii) the satisfaction or waiver with the approval of Lehman Commercial Paper of all conditions to the New Credit Facility; (iii) the borrowing of funds under the New Credit Facility, which together with the Interim Loans will be sufficient to consummate the Offer and pay all related fees and expenses; (iv) there shall be available under the New Credit Facility sufficient amounts to fund the Senior Note Repurchase (as defined below) and to pay the other unfunded amounts required in connection with the acquisition of the Company by Parent and the Purchaser; (v) no default or event of default shall have occurred under the New Credit Facility, the Interim Loans or the Interim Loan Agreement or under any material indebtedness of Parent or the Company; (vi) the capitalization, corporate and ownership structure of Parent before and after the acquisition of the Company will be satisfactory to the Interim Lenders in all respects; (vii) Parent and the Company will not have any outstanding debt other than that contemplated by the Interim Loan Commitment; (viii) concurrence by the Interim Lenders with the operating and financial assumptions used in preparing the combined pro forma financial information of the Company after its acquisition by Parent; (ix) absence of material adverse changes with respect to the consolidated financial condition, operations, business, assets, liabilities, management, prospects or value of Parent or the Company; (x) absence of certain adverse events with respect to the New York Stock Exchange and the general economic, political or financial conditions of the financial markets in the United States; (xi) no change in law resulting in the Interim Loans being a charge to net capital to the Interim Lenders; (xii) receipt of an environmental audit of Parent and the Company by the Interim Lenders; (xiii) receipt of required governmental and shareholder approvals; and (xiv) after giving effect to the consummation of the Offer, an amount undrawn and available under the New Credit Facility shall be sufficient to fund the Merger and the Senior Note Repurchase, to refinance indebtedness required to be refinanced, and to pay related transaction fees and costs.

          Under the terms of the Interim Loan Commitment, the Interim Loans will bear interest at a variable per annum rate (the "Interest Rate") equal to the sum of (a) a base rate to be selected by Lehman Commercial Paper on the date of funding (the "Funding Date") equal to the one- or three- month LIBOR reset monthly or quarterly, as the case may be, calculated on the actual number of days elapsed in a year of 360 days plus (b) a margin equal to 550 basis points. The margin will increase by 50 basis points upon the 180-day anniversary of the Funding Date and by an additional 50 basis points on each 90-day anniversary thereafter. The Interim Loan Commitment further provides that the Interest Rate will not exceed 17% per annum and to the extent that any interest payable on the

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Interim Loans on any interest payment date exceeds 14% per annum, Parent shall have the option to pay such excess by capitalizing such interest as additional Interim Loans. Interest will be payable quarterly, in arrears, on the Maturity Date (as defined below) and on the date of any prepayment of the Interim Loans.

          The Interim Loan Commitment provides that the Interim Loans will be senior secured Interim Loans from the Funding Date until the date of the Merger, ranking pari passu with the New Credit Facility and from and after the date of the Merger, the Interim Loans will be subordinated in right of payment to the payment in full of all obligations under the New Credit Facility and certain refinancings thereof, on terms satisfactory to the Interim Lenders in their sole discretion. The Interim Loan Commitment further provides that the Interim Loans will be prepaid in an amount equal to the difference between the principal amount of Interim Loans actually funded and the total amount of funds required to effect the Senior Note Repurchase.

          The Interim Loans will mature 365 days from the Funding Date (the "Maturity Date"). If the Interim Loans are not repaid in full prior to the Maturity Date and upon the satisfaction of certain conditions set forth in the Interim Loan Commitment, the Interim Loans will automatically be converted on the Maturity Date into term loans due 2008 (the "Term Loans") of Parent in an aggregate principal amount equal to the aggregate senior principal amount of Interim Loans so converted. The Interim Loan Commitment provides that at any time on or after the Maturity Date, the Term Loans may, at the option of a holder thereof and with the consent of Lehman Commercial Paper and subject to certain conditions set forth in the Interim Loan Commitment, be exchanged for a senior subordinated exchange note (the "Exchange Notes") having a principal amount equal to the principal amount of the Term Loan for which it is exchanged. The Term Loans and Exchange Notes will bear interest at a rate to be determined on the Maturity Date and shall equal (a) the interest rate borne by the Interim Loans on the day immediately preceding the Maturity Date plus 100 basis points plus (b) in the case of the Term Loans, a margin of 100 basis points beginning on the first 90-day anniversary of the Maturity Date and increasing by 100 basis points on each 90-day anniversary thereafter. The Interim Loan Commitment further provides that Parent will file a shelf registration statement (the "Shelf Registration Statement") with the Commission with respect to the Exchange Notes and has agreed to pay a margin ranging from an additional 50 to 200 basis points on the principal amount of Exchange Notes depending on when the Shelf Registration Statement is filed.

          The Interim Loan Commitment further provides that the Interim Loans will be guaranteed by each of Parent's subsidiaries that guarantees all or any portion of the indebtedness under the New Credit Facility. Under the terms of the Interim Loan Commitment, Parent will be required to repay the Interim Loans

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
from the net proceeds from any direct or indirect incurrence of subordinated indebtedness by Parent or any other issuance of debt or equity securities of Parent or any of its subsidiaries. The Interim Loan Commitment also provides that upon a change of control of Parent (as defined in the Interim Loan Commitment), Parent must offer to repay the Interim Loans at a price of 101% of the principal amount outstanding, plus accrued fees and all accrued but unpaid interest.

          Under the terms of the Interim Loan Commitment, Parent has agreed to pay Lehman Commercial Paper certain fees, to reimburse Lehman Commercial Paper for reasonable out-of-pocket expenses and to provide certain indemnities, as is customary for commitments such as the Interim Loan Commitment.

          Commitment Letter with PNC. Parent has been provided with a commitment (the "New Financing Commitment"), dated as of August 24, 1998, to provide Parent with $550,000,000 in senior secured credit facilities (the "New Credit Facility") that replaces the Financing Commitment with PNC, dated as of August 17, 1998, previously disclosed in the Offer to Purchase. The New Financing Commitment is substantially similar to, and does not materially differ from, the Financing Commitment except as set forth in this Amendment.

          Under the terms of the New Financing Commitment, the proceeds of the New Credit Facility would be used to (i) to fund the purchase of Shares pursuant to the Offer and the Merger and to pay transaction costs associated therewith,
(ii) to refinance certain indebtedness of Parent and the Company, (iii) to pay fees and expenses associated with the New Credit Facility, and (iv) to pay the holders of Senior Notes who have put their Senior Notes as a result of a change of control of the Company in connection with the Offer and the Merger (the "Senior Note Repurchase").

          The New Financing Commitment provides that the Interim Loans will rank pari passu with the New Credit Facility until the date of the Merger and that following the date of the Merger, the Interim Loans will become junior and subordinated to the New Credit Facility. The New Financing Commitment further provides that the Interim Loans may be prepaid to the extent the principal amount thereof exceeds 101% of the principal amount of the Senior Notes put as a result of a change of control of the Company plus interest, fees and expenses paid in connection with the Interim Loans and the Senior Notes.

          The foregoing summary of the Interim Loan Commitment and the New Financing Commitment does not purport to be complete and is qualified by reference to such documents, copies of which have been filed as exhibits to this Amendment.

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
ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by adding the following exhibits thereto:

         (b)(4) Commitment Letter between Parent and Lehman Commercial Paper, Inc. and Lehman Brothers, Inc., dated as of August 24, 1998.

         (b)(5) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 24, 1998.

         (g)(1) Text of press release, dated August 26, issued by Parent.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1998

                              MIDLAND ACQUISITION CORP.



                              By:  /s/ Stephen E. McGregor
                                   ---------------------------------------------
                                   Name:   Stephen E. McGregor
                                   Title:  President and Chief Executive Officer



                              KEY ENERGY GROUP, INC.



                              By:  /s/ Francis D. John
                                   ---------------------------------------------
                                   Name:   Francis D. John
                                   Title:  Chairman, President and
                                             Chief Executive Officer

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                                  EXHIBIT INDEX

(a)  (1)  Offer to Purchase, dated August 17, 1998.

     (2)  Letter of Transmittal.

     (3)  Notice of Guaranteed Delivery.

     (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust companies and other Nominees.

     (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust companies and other Nominees.

     (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (7)  Summary Advertisement as published on August 17, 1998.

     (8) Text of Press Release, dated August 11, 1998, issued by Parent (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on August 12, 1998).

     (9)  Text of Press Release, dated August 17, 1998, issued by Parent.

(b) (1) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 17, 1998.

     (2) Engagement Letter between Parent and Bear, Stearns & Co. Inc., dated as of May 8, 1998.

     (3) Engagement Letter between Parent and Dain Rauscher Wessels, dated as of July 2, 1998.

     (4) Commitment Letter between Parent and Lehman Commercial Paper, Inc. and Lehman Brothers, Inc., dated as of August 24, 1998.*

     (5) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 24, 1998.*

(c) (1) Agreement and Plan of Merger, dated as of August 11, 1998 by and among Parent, the Purchaser and the Company (incorporated by reference to

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          Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on or about August 12, 1998).

     (2) Confidentiality Agreement, dated as of August 8, 1998 by and among Parent, the Purchaser and the Company.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

(g)  (1)  Text of press release, dated August 26, issued by Parent.*

--------------------

*    Filed herewith.

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